Correspondence

February 17, 2011

Mr.  Jim B. Rosenberg
Mr. Donald Abbott
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capsalus Corp. Form 10-Q for the quarterly period ended September 30, 2010 File Number: 333-146744

Dear Messrs. Rosenberg and Abbott:

Per our discussion via phone conference last week, the following are amended responses to your comments. For your convenience, each of the Staff’s comments has been reprinted, whole, or in part, below and our responses are in bold.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements
Note 7. Acquisition, Page 9

1.	Please refer to your response to prior comment two and address the following:
a.
Tell us the specific guidance in GAAP that refers to valuing the acquisition based on fair value of the assets acquired and liabilities assumed at the acquisition date instead of the fair value of the consideration transferred in the business combination as contemplated in ASC 805-30-30-7. Specifically address why your stock being thinly traded and the potential goodwill impairment is a basis for using the fair value of the assets acquired and liabilities assumed at the acquisition date.

ASC 805-30-30-7 states: [The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

As we previously replied, our primary consideration in this acquisition was determining how to value the transaction. The Company’s common stock is thinly traded and WhiteHat shareholders were issued shares equivalent to 45% of the value of the Company as a whole, making valuation of the consideration (our stock) difficult, if not impossible.

We considered recording the transaction at our stock closing price of $0.07 per share on date of the transaction. We also considered applying a liquidation discount to the price of our stock since, after the transaction, the former shareholders of WhiteHat owned 45% of the outstanding stock of Mach One. A simple liquidation discount applied would result in a valuation of approximately $0.0385 per share. Anecdotal evidence in the form of conversations with existing shareholders and prospective shareholders indicated that a sale of shares of our stock equivalent to 45% of the Company at one time would likely result in a price of $0.01 per share or less.

Additionally, we determined that, if the closing price of $0.07, or a liquidation discount price was used, we would then record a goodwill intangible that would be required to be impaired immediately under ASC 350: Intangibles-Goodwill and Other. This impairment issue is further addressed in our reply 1.b. later in this letter.

For example, should we have valued the transaction at $0.07 per share, goodwill in excess of $9.0 million would have been recorded, and subsequently charged off to our statement of operations due to impairment (refer to our discussion in 1.b. below). This would result in a net increase to our additional paid in capital with a corresponding decrease to our retained earnings.  The net effect to our equity would be zero, but it is our position that the methods we used to value, and record this transaction are appropriate and in accordance with GAAP.

To determine the best course to accurately value this transaction, we referred to ASC 805, Section 30-30-2. We refer to the language of this guidance below.

805-30-30-2 [In a business combination in which the acquirer and the acquiree (or its former owners) exchange only equity interests, the acquisition-date fair value of the acquiree’s equity interests may be more reliably measurable than the acquisition-date fair value of the acquirer’s equity interests. If so, the acquirer shall determine the amount of goodwill by using the acquisition-date fair value of the acquiree’s equity interests instead of the acquisition-date fair value of the equity interests transferred. [FAS 141(R), paragraph 35]].

Using this as our guide, we then set out to calculate a value for WhiteHat.

The AICPA’s Audit and Accounting Practice Aid Series - Valuation of Privately-Held-Company Equity Securities Issued as Compensation was referenced to provide guidance as to how we should approach the valuation.

Per the practice aid, we were required to determine the stage of enterprise development that WhiteHat was in. Paragraph 25 of the practice aid describes the stages.  Stage 2 is where the “Enterprise has no product revenue but substantive expense history, as product development is under way and business challenges are thought to be understood”. Stage 3 is where the “Enterprise has made significant progress in product development; key development milestones have been met (for example, hiring of a management team); and development is near completion (for example, alpha and beta testing), but generally there is no product revenue”.

Based on these definitions, we determined that WhiteHat would be classified as an early Stage 3 Enterprise for valuation purposes.

Paragraph 105 of the practice aid states, “Stage 3. Although generally there is no product revenue during this stage, a valuation specialist may be able to obtain financial forecast information that is more reliable than comparable information obtained in earlier stages and may therefore have a reasonable basis for application of the income approach. However, similar to Stage 2, valuation specialists who use the income approach during Stage 3 typically use the traditional discounted cash flow method and a relatively high discount rate”.

We determined that a combination asset-based and income approach to valuing WhiteHat was appropriate given these criteria. Forecast information was sufficient to provide an income approach to valuing intangibles, and the remaining assets and liabilities (comprised of fixed assets and notes payable) could readily be valued independently.

To assist the Staff in understanding the existing assets of WhiteHat at the time of acquisition, we are attaching an unaudited balance sheet provided by WhiteHat management. Note that further analysis of this balance sheet resulted in valuation adjustments, the results of which are discussed below.

Our determination of intangible asset value is further discussed in 1.c. below.

Once our valuation and allocation was completed, as disclosed in our 10-Q for the period ended September 30, 2010, we determined a purchase price and allocation as follows:

Identifiable intangible assets	$1,500,000
Fixed assets	92,000
Total assets	1,592,000

Liabilities	361,387

Purchase consideration	$1,230,613

The calculated purchase consideration was allocated between cash advanced prior to the deal closing date (See 2. Below) and shares issued, resulting in a per share valuation of $0.007.

We feel that this valuation further supports our liquidation discount assumption previously discussed that a sale of shares of our stock equivalent to 45% of the Company at one time would likely result in a price of $0.01 per share or less.

b.	Explain to us why you would believe that you would have been required to immediately impair goodwill if you had used the fair value of your common stock on the acquisition date.

An impairment would immediately occur because the trading value of Mach One stock was significantly higher than the fair value of the acquired assets. Accordingly, under Step 1 of the goodwill impairment test, the fair value of the acquired entity would be significantly lower than entity's carrying value and, as such, impairment would exist.

c.	Disclose the fair value of each intangible asset identified and how your fair value determination complies with ASC 805-20. Specifically address why no goodwill was recognized in this acquisition.

ASC 805-20-30-1 states that the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values. [FAS 141(R), paragraph 20]. In addition, ASC 805-20-25-10 establishes that an intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable.

Guidance as to the recognition of intangible Assets Separately from Goodwill is provided in ASC 805-20-55.

We determined that the identifiable intangible assets were comprised of trademarks and related applications, formulas and customer relationships. As such, we used accepted projected cash flow models and determined a discounted net value of $1.5 million. We did not record goodwill as a part of this as explained in our responses to 1.a. and 1.b. above.

d.	Explain to us why the price per share used to convert WhiteHat debt is significantly more than the per share stock price used to determine purchase consideration.

The price per share used to convert WhiteHat debt was determined contractually in the purchase agreement.

2.
Please refer to your response to prior comment three. Based on your disclosure you stated that the $400,000 is partial consideration. Explain to us why the amount prior to the closing was considertion but the amount deposited subsequent to the closing date was recorded as a normal intercompany advances for working capital.

The use of the word “consideration” in our previous disclosure has inadvertently created confusion to the reader. The actual deal document required that Capsalus provide $400,000 in working capital advances, but this amount was not consideration for the purchase, but rather a consideration in the deal. Had the funds all been advanced after the closing date of the deal, the full amount of $400,000 would have been recorded as normal working capital advances.  A portion ($103,500) of the $400,000 was advanced prior to closing the deal. Because of this timing, we recorded and disclosed this portion in the total purchase consideration. The remaining $296,500 was deposited subsequent to the closing and was appropriately recorded as a normal intercompany advance for working capital.

3.	In addition to your original comments, per our phone conversation, we will address the fact that we did not record a contingent consideration liability in our published financial statements.

The merger agreement with WhiteHat included provisions for additional shares of our Company common stock should we not meet certain funding requirements in the agreement. Some of those funding requirements had not been met as of the date of issue of our latest 10-Q. At the time our subsequent 10-Q’s were issued, we were in discussions with certain shareholders (who represented the majority of former WhiteHat shareholders), and management determined it was unlikely that additional shares would be issued.

As of today’s date, we have determined that to not be the case, and anticipate that an additional 10 million shares will be issued related to this matter. We are anticipating that this is a remeasurement and will record the contingency in Q4 of 2010.

Capsalus Corp. acknowledges that:

           •           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

           •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           •           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick G. Sheridan

Patrick G. Sheridan
Chief Financial Officer

Encl: White Hat Holding, LLC Balance Sheet

WHITE HAT HOLDINGS, dba WHITE HAT BRANDS
BALANCE SHEET as of Apr 2010

ASSETS
CURRENT ASSETS

CASH & CASH EQUIVALENTS	497
ACCOUNTS RECEIVABLE	0
INVENTORIES	0
PREPAID EXPENSES AND OTHER CURRENT ASSETS	0
TOTAL CURRENT ASSETS	497

NET FIXED ASSETS

TOTAL PP&E	239,510
INTANGIBLE ASSETS	752,416
TOTAL ACCUMULATED DEPRECIATION	-366,995
	624,930

OTHER ASSETS

SECURITY DEPOSITS	6,191
INTER-COMPANY INVESTMENT	20,000
OTHER ASSETS	24,912
TOTAL ASSETS	676,530

LIABILITIES & OWNERS EQUITY
CURRENT LIABILITIES

LOANS PAYABLE & CURRENT PORTION L/T DEBT	271,800
ACCOUNTS PAYABLE & ACCRUED EXPENSES	329,968
OTHER CURRENT LIABILITIES	22,893
TOTAL CURRENT LIABILITIES	624,660

OTHER LIABILITIES

OTHER LIABILITIES	
LONG-TERM DEBT	0
INTER-COMPANY FINANCE	103,500
OTHER LIABILITIES	103,500
TOTAL LIABILITIES	728,160

EQUITY

CAPITAL CONTRIBUTIONS - A	1,705,000
CAPITAL CONTRIBUTIONS - B	2,540,895
CAPITAL CONTRIBUTIONS-MACH ONE	0
SHORT TERM LOAN CONVERSION TO MACH ONE	1,173,200
RETAINED EARNINGS	-5,307,674
BEGINNING EQUITY BALANCE	77,173
CURRENT YEAR INCOME	-240,224
TOTAL LIABILITIES & EQUITY	676,530